UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-40731

Decarbonization Plus Acquisition Corporation IV

(Exact name of registrant as specified in its charter)

2744 Sand Hill Road, Suite 100

Menlo Park, CA

94025

(212) 993-0076

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share and one-half of one warrant

Class A ordinary shares, par value $0.0001 per share

Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*

As contemplated by that certain Business Combination Agreement, dated as of September 25, 2022, by and among Decarbonization Plus Acquisition Corporation IV (“DCRD”), a Cayman Islands exempted company, Hammerhead Resources Inc., an Alberta corporation (“Hammerhead”), Hammerhead Energy Inc., an Alberta corporation and wholly owned subsidiary of Hammerhead (“NewCo”) and 2453729 Alberta ULC, an Alberta unlimited liability corporation and wholly owned subsidiary of DCRD (“AmalCo”), (i) DCRD continued from the Cayman Islands to the Province of Alberta, Canada and domesticated as an Alberta corporation (the “Domestication”), (ii) following the Domestication, DCRD amalgamated with NewCo (the “SPAC Amalgamation”) to form New SPAC, with NewCo surviving the SPAC Amalgamation as New SPAC and the securityholders of DCRD became securityholders of New SPAC and (iii) on February 23, 2023, Hammerhead amalgamated with AmalCo to form Hammerhead Resources ULC, a wholly owned subsidiary of New SPAC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Decarbonization Plus Acquisition Corporation IV has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 8, 2023

Hammerhead Energy Inc. (as successor by amalgamation to Decarbonization Plus Acquisition Corporation IV)

By:	/s/ Michael Kohut
Name:	Michael Kohut
Title:	Senior Vice President and Chief Financial Officer